Unisex Endorsement	In this endorsement “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy

This endorsement is made part of this policy as of the policy Register Date and applies in lieu of any policy provisions to the contrary. It modifies this policy as noted below.

1. All references to sex or Male or Female in this policy and any additional benefit riders are eliminated.

2. The second paragraph of “The Basis We Use for Computation” provision is deleted and replaced by the following:

We use the 2017 Commissioners Standard Ordinary 50% Male, 50% Female, Smoker or Non-Smoker Age Nearest Birthday Ultimate Mortality Tables as the basis for determining maximum cost of insurance rates, net single premiums, and minimum cash surrender values. We take account of the issue age, class of risk and tobacco user status of each insured person and of the policy year. However, the maximum cost of insurance rates, net single premiums, and minimum cash surrender values for the base policy do not vary by class of risk of insured persons for risk classifications of Standard or better.

AXA EQUITABLE LIFE INSURANCE COMPANY

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Mark Pearson Chairman of the Board and Chief Executive Officer]	Dave S. Hattem Senior Executive Director Secretary and Associate General Counsel]

ICC19-S.l9-10